UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________________________________

SCHEDULE TO

(Amendment No. 3)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

____________________________________________

VINEBROOK HOMES TRUST, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Class A Common Stock, par value $0.01 per share	N/A
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

John Good

President and Chief Executive Officer

300 Crescent Court

Suite 700

Dallas, Texas 75201

(214) 276-6300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

Charles T. Haag Justin S. Reinus Paul Hastings LLP 2001 Ross Ave, Suite 2700 Dallas, Texas 75201 (972) 936-7500	Edward S. Best Willkie Farr & Gallagher LLP 300 North LaSalle Drive Chicago, Illinois 60654 (312) 728-9158

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☐	Third-party tender offer subject to Rule 14d-1.
	☒	Issuer tender offer subject to Rule 13e-4.
	☐	Going-private transaction subject to Rule 13e-3.
	☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
	☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Amendment No. 3 amends the Tender Offer Statement on Schedule TO originally filed by VineBrook Homes Trust, Inc., a Maryland corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on September 4, 2026 and amended on September 22, 2026 and September 28, 2026 (as so amended, this “Schedule TO”).

This Schedule TO relates to an offer (the “Offer”) by the Company to purchase for cash up to $30 million, or 909,090 shares, of the Company’s Class A common stock, par value $0.01 per share (the “Shares”). The Company offered to purchase the Shares at a price of $33.00 per Share, less any applicable withholding taxes and without interest, and the maximum number of Shares that will be accepted for payment pursuant to the Offer (unless the Offer is amended in accordance with applicable law) is 909,090 Shares. The Company’s Offer was made upon the terms and subject to the conditions set forth in the Company’s Offer to Purchase, dated September 4, 2026 (as amended, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”). Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits 99(a)(1)(A) and 99(a)(1)(B), respectively, to this Schedule TO.

The Offer commenced on September 4, 2026 and expired at 5:00 P.M. Eastern Time on October 5, 2026.

In connection with the filing of this Amendment No. 3, the Company issued a press release announcing preliminary results of the Offer, which press release is attached hereto as Exhibit 99(a)(5)(D).

The purpose of this Amendment No. 3 is to amend and supplement the Schedule TO. Only those items amended are reported in this Amendment No. 3. Except as specifically provided herein, the information contained in the Schedule TO and the Offer to Purchase remains unchanged.

Item 11.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

On October 6, 2026, the Company issued a press release announcing the preliminary results of the Offer, which expired at 5:00 P.M. Eastern Time on October 5, 2026. A copy of the press release is attached hereto as Exhibit 99(a)(5)(D) and incorporated herein by reference.

Item 12.

Item 12 of the Schedule TO is hereby amended and restated as set forth below under Exhibit Index.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 6, 2026	VineBrook Homes Trust, Inc.

	By:	/s/ Paul Richards
	Name:	Paul Richards
	Title:	Chief Financial Officer, Assistant Secretary and Treasurer

EXHIBIT INDEX

Exhibit
Number	Exhibit Description
99(a)(1)(A)*	Offer to Purchase dated September 4, 2026
99(a)(1)(B)*	Letter of Transmittal
99(a)(1)(C)*	Letter to Stockholders
99(a)(1)(D)*	Email for Financial Advisors with Clients Who are Stockholders
99(a)(1)(E)*	Email to Custodians
99(a)(5)*	Press Release dated September 8, 2026
99(a)(5)(B)*	Press Release dated September 22, 2026
99(a)(5)(C)*	Press Release dated September 28, 2026
99(a)(5)(D)	Press Release dated October 6, 2026
99(b)*	Credit Agreement, dated September 28, 2026, by and among VB Thirteen, LLC and VB Fourteen, LLC, as borrowers, and The Ohio State Life Insurance Company, as lender
107*	Calculation of Filing Fee Table

*	Previously filed.